EXHIBIT 99.1

TTI Telecom Automates Fault Administration Using Netrac FaM Cruiser

A Fault Management Product That Enables Service Providers to Identify and Resolve the Root Causes of Network Failures, to Automate Work Processes, Event Consolidation, and Event Enrichment

ROSH HA'AYIN, Israel, April 21, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today the launch of Netrac FaM Cruiser 10.2 which automates the administration of Fault Management procedures.

Netrac FaM 10.2 Cruiser release adds sophisticated automation and history analysis capabilities to the Netrac Fault Solution telecom-oriented graphical interface and intelligent events processing concepts. Business wise, the new analysis and automation features shorten the Mean-Time-to-Repair (MTTR) and reduce the overall operation costs.

"The new release outperforms other existing solutions in two aspects: first, it streamlines administrative processes maximizing the automation of administrative actions, thus lowering operating expenses. Second, it enables service providers to investigate current and past events while striving for a faster problem resolution with improved customer experience," commented Shachar Ebel, COO and CTO at TTI Telecom. "TTI Telecom Netrac FaM Cruiser is designed to assist service providers in managing their NGN, combined with legacy, complex and converged networks."

Using Netrac FaM Cruiser, network managers can utilize information embedded in a fault event to define parameter based automatic and semi-automatic repair actions that will be triggered when the same type of alarm occurs. The number and types of automatic actions available is now larger, better representing the wide variety of actions that network managers may take when a fault event occurs.

In addition to the next generation fault management rich client that leverages Microsoft .NET 3.5 technology, the new release of Netrac FaM Cruiser also consists of an improved history analysis mechanism that enables network managers, using a pre-defined list of parameters, to inquire the database, searching for repetitive fault events. TTI Telecom will be showcasing Netrac FaM 10 Cruiser 10.2 along with its full line of Service Management OSS at the TM Forum's Management World 2009 in Nice, France May 6-9, at booth 82. To schedule an executive briefing or product demonstration, please contact Dvora Madmon at dvoram@tti-telecom.com

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com.

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com